May 14, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atossa Therapeutics, Inc. Registration Statement on Form S-3 (File No. 333-279367)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-279367) filed by Atossa Therapeutics, Inc. on May 13, 2024:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Ryan A. Murr (415-393-8373) of Gibson, Dunn & Crutcher LLP.

[Signature page follows]

107 Spring Street, Seattle, WA 98104

Kind regards,

/s/ Heather Rees
Heather Rees
Senior Vice President, Finance & Accounting
Atossa Therapeutics, Inc.

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP

107 Spring Street, Seattle, WA 98104